EXHIBIT 99.1

Magal Announces Sale of European Subsidiary

     o   Press Release
     o   Source: Magal S3
     o   On 8:30 am EST, Thursday December 10, 2009

YEHUD, Israel, December 10 /PRNewswire-FirstCall/ -- Magal S3 (NASDAQ GM: MAGS); today announced that it has sold the European subsidiary which it acquired in September 2007. This follows a resolution by Magal's Board of Directors to discontinue the operations of the European integration subsidiary, in November 2009.

Following the sale, the net cash in the company will increase by over $5 million.

About Magal S3:

Magal S3 is a leading international solution provider, in the business of Security, Safety, and Site Management (NASDAQ: MAGS - News). Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software. Magal S3's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion.

A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3 has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal S3 Hagai Katz, SVP Marketing
    E-mail: HagaiK@magal-s3.com
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    Web: http://www.magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    E-mail: magal@gkir.com
    Tel: (US) +1(646)201-9246
    Int'l dial: +972-3-607-4717